Translated from French

FLAMEL TECHNOLOGIES
Société Anonyme with a share capital of Euros 2,973,702
Registered Office :
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)

379 001 530 R.C.S. LYON

MANAGEMENT REPORT BY THE BOARD OF DIRECTORS
TO THE ORDINARY SHAREHOLDERS MEETING
HELD ON JUNE 25, 2010

To the Shareholders,

Pursuant to French law and the Company’s Articles of Incorporation, the Board of Directors has called an Ordinary shareholders meeting to present to you the report concerning the Company’s situation and business during the financial year ending on December 31, 2009 (the “Financial Year”) and to submit the annual financial statements concerning the said Financial Year for your approval.

In addition, we propose to you that you renew the terms of the directors for the coming year.

At the said Ordinary shareholders meeting, you will hear a reading of the reports by the auditor.

The said reports, the annual financial statements as well as all documents relating thereto were made available to you at the registered office under legal and regulatory conditions.

The annual financial statements presented to you have been established in accordance with French accounting laws, principles and methods.

You will kindly note that the accounting methods used to prepare the said annual financial statements are the same as the ones used for previous financial years.

I.           The Company’s activity

The financial year ending on December 31, 2009 represented an excellent year for Flamel in so far as continuing to improve our technologies with success, which has led to interest from new partners, but also in maintaining a solid financial position.

We have worked with many of the top twenty five pharmaceutical companies in the world, and in particular on more than twenty feasibility projects.  These projects are being conducted across a wide range of indications and with both novel and already-marketed molecules.  The majority of these concern the Medusa® Technology.  One project developed with a leading pain therapy company is an application of the TriggerLock™ technology (Micropump® platform) using multiple molecules.

In June 2009 we entered into collaboration with Baxter International Inc. to create controlled release applications of blood clotting factor replacement therapies using our Medusa® technology.  In February 2009, Merck Serono, a partner since 2007, exercised its option to license the Medusa® platform for the continued development of an already-marketed therapeutic protein proprietary. In November 2009, Pfizer, who acquired Wyeth in October 2009, exercised its option to license the Medusa® technology.  In 2007, Wyeth Pharmaceuticals became a partner when we signed a license for the application of the Medusa® platform for the controlled release of an already marketed therapeutic protein.

Translated from French

These large pharmaceutical companies have the appropriate commercial and financial structure to support a commercial launch of any of the projects conducted in collaboration with Flamel, on condition we have scientific success over the course of development.

Flamel also had several important programs on which we do not currently have a partner.  An example of the potential of the Medusa platform to improve the safety and efficacy of therapeutic proteins is our formulation of Interferon-Alpha XL, a long acting formulation of Interferon-Alpha.  In December of 2009 the “Agence Nationale de Recherche sur le SIDA (AIDS) et les Hépatites Virales” (ANRS) initiated a twelve week Phase 2 study comparing two dosage forms of our IFN-alpha XL plus ribavirin versus Peg-Intron® plus ribavirin in genotype 1 hepatitis C patients.  This builds on two previous studies we conducted that demonstrated promising results of the formulation

Internal R&D projects have been redefined and several scientific collaborations are ongoing with European Universities. Other types of partnerships and collaborations are currently being investigated.

Development activities of the company were reinforced at our Pessac site.

Flamel’s financial position has been consolidated and the level of cash is sufficient to enable the investment required in Research and Development.  Flamel equally benefitted from state grants on several key R&D projects.

Production of CoregCR microparticles for GlaxoSmithKline continued at a steady rhythm.
The exclusivity period for Coreg CR ends on 20 April, 2010 and after that time it is possible that Coreg CR may experience generic competition from one or more competitors if approval is granted by the FDA. To date, only one ANDA had been submitted, URL Pharma, and it has not yet been reviewed.

Accordingly, Flamel confirms its strong position thanks to the strength of its technology, reinforced by the diversification of its revenue stream and its numerous projects conducted in partnership with top worldwide pharmaceuticals companies.

II.         Results of the financial year activity

The following results have been prepared in accordance with French accounting standards, which have been applied consistently with prior year.

1.    Income Statement

Revenues for fiscal year 2009 amount to 37.7 million euros, compared with 24.4 million euros in 2008. The 2009 revenues include 8.5 million euros in product sales, 11.6 million euros of License revenue, 9.7 million of Research revenue and 6.7 million euros in Royalties.

Payroll, including social charges, representing 41.6 % of total operating expenses, increased by 4.7 % in 2009 to 17.8 million euros, compared with 17 million euros in 2008. This is due to recruitment of research scientists to support ongoing projects, principally on the Medusa® plateform.

Operating expenses have increased compared with 2008 (+9.4%) following an increase of research activities.

Translated from French

Financial net income, standing at 244,413 euros in 2009, results mainly from financial revenue generated by investing our available cash.  The reduction in financial net income of 712,589 euros is due to the significant reduction in interest rates.

Net loss before taxes and extraordinary income in 2009 amounted to 4.8 million euros, compared with a loss of 13.7 million euros in 2008.

After accounting for an extraordinary result of 1.4 million euros and of a research tax credit amounting to 4.7 million euros, the net profit for the financial year was 1,270,699 euros compared to a net loss of (5,226,231) euros in the previous financial year.

2.	Balance sheet

Assets

Total assets amount to 68.9 million euros, including 20.4 million euros in Property, Plant and Equipment and 47.8 million euros in current assets.

Accounts receivable at the end of the financial year stood at 6 million euros.

Short-term investments totalled 24.5 million euros at the end of 2009 (to be compared with 20.2 million euros at the end of 2008), including funds invested on the money market for 20M€ and fixed term deposits for 4.5M€.

Liabilities

Shareholders equity, including current year results, amounts to 50.5 million euros.

Remaining liabilities amount to 18.4 million euros, including 4 million euros in accounts payable, 2.6 million euros in advances from the “French government”, 4.4 million euros in social and tax liabilities and 2.7 million euros regarding an advance received in 2008 from OSEO, a French government agency, secured against Research and Development tax credits from 2006 and 2007.

3.	Capital Investments

Capital investments during the financial year amounted to 1.6 million euros, mainly for the purchase of small equipment to support ongoing Research and Development activities and maintenance of facilities.

4.	Financing

The Company made no external financing transactions during the 2009 fiscal year.

The financial statements are subject to shareholders’ approval at the Ordinary shareholders meeting. (First resolution)

III.      Allocation of Earnings

The financial statements as presented to you show a net profit for the financial year of 1.270.699 euros.

We propose to you to allocate this entire profit of 1.270.299 € to the retained earnings account, which, following that allocation, will amount to (95.954.953) € (Second resolution).

Translated from French

IV.	Dividends paid for the last three financial years and the corresponding Tax Credit

We inform you, pursuant to Article 243 bis of the General Taxation Code, that no dividends were distributed during the last three financial years.

V.       Non deductible charges

During the financial year 2009 the company recorded 22.891 euros in excess depreciation that is not tax-deductible.
In the 2009 financial year the company also incurred 245.529 euros in Directors attendance fees that are not tax deductible.

VI.      Payment Terms :

The « Loi de Modernisation de l’Economie (LME) » which is applicable as of January 1, 2009, requires a reduction and harmonization of payment terms.

The new laws on maximum payment terms are required by all economic entities.

The payment terms applied by the Company were for the most part in compliance with the law and for the remainder, have been modified to be so.

Payment terms of accounts payable as at December 31, 2009 were as follows:

Accounts Payable as at December 31, 2009

Total Accounts Payable in k€ :	944.04

Non past due Accounts Payable as of December 31, 2009

Payment Date	Amount k€
< 30 days:	155.36
Between 31 & 60 days:	626.73
Between 61 jours & 90 days:	91.37
> 91 days:	1.43

Past Due Accounts Payable as of December 31, 2009

Date past due	Amount k€
< 30 days:	15.61
Between 31 & 60 days:	4.82
Between 61 jours & 90 days:	0.00
> 91 days:	48.72

VII.     Table of earnings for the last five financial years

Pursuant to Article R 225-102 al 2 of the French Commercial Code, you will find attached the table summarizing the company’s earnings in each of the last five financial years.
(Cf. Appendix 1)

VIII.    Progress Made – Difficulties Encountered

Expected earnings for 2009 and attained, together with the level of cash at the end of 2008 enabled Flamel to finance its activity and its development for the year ended 31 December 2009. Our success in 2009, despite the financial crisis around the world, was achieved as a result of the value we offer to our partners in addition to careful management of our costs.

The Company progressed in 2009 with the following events:
•
The partnered project portfolio has been maintained and reinforced, thanks to the pursuit of existing projects and the signature of new projects with both new and old partners.  This have enabled the Company to forge stronger links with existing partners and create increased interest from new partners in our technology,

Translated from French

•	The commencement of new internal research projects to develop our technologies to meet the growing needs of the pharmaceutical business,
•	The pursuit and success (two files approved) in obtaining external state funding for internal research projects,
•	The increase in the number of projects in human stage trials, including that with respect to IFN Alpha XL sponsored by the ANRS.
•	The increase in the number of scientific collaborations, notably with Universities and external consultants and experts.

The economic context has made 2009 a difficult year but the share price has progressed over the year given the solid financial position and scientific success of Flamel.

IX.	Goals and Prospects for the Company for 2010

Management of the company anticipates the following developments for 2010:
-	Pursue existing feasibility agreements and maximise the potential for as many projects as possible to be developed beyond the feasibility phase,
-	Pursue innovative scientific research on our Medusa® and Micropump® technologies and optimize our scientific collaborations in order to maintain our position as leader in drug delivery,
-
Demonstrate the execution of our internal research and development programs by increasing the numbers of patents registered, prioritizing our projects and establishing long term research projects (3 years) with partners and public financing,

-	Pursue a pro active Business Development approach for identifiying new partners,
-	Maintain a constant level of projects in preclinical phase by signing new feasibility agreements and finalize clinical studies, in particular for IFN XL,
-	Pursue production of CoregCR microparticles in line with GSK demand requirements.

Future revenues, the current cash position together with strict prioritization of costs should allow the company to finance its activity and development for the current financial year. The continuation of the economic crisis could lead to a reduction by large pharmaceutical companies of their investment in research and development which could impact Flamel. However, the impact should be minimised given the success of the technology developed by Flamel and Flamel will put all in place to diversify its partnerships to remain a leader in drug delivery.

X.       The Company’s research and development activities

Our two technology platforms Medusa® and Micropump®, have been reinforced during the 2009 financial year:

Micropump® :
The feasibility agreement signed beginning of 2008, relative to our Trigger-Lock™ Technology, designed to prevent misuse of drugs subject to abuse by injection or digestion, and was pursued in 2009 on multiple molecules.
The other research and development projects both internal and with external partners are ongoing.  Two of these projects are in the clinical phase.

Medusa®:
Partnered research and development Projects on the Medusa® technology are for the large part in preclinical phase. Results obtained to date are promising.

Translated from French

XI.      Employees

As of 31 December 2009, there were 299 employees.

XII.     Capital

As of December 31, 2009, the company’s capital stood at 2,968,823,50 euros, consisting of 24,342,600 shares, as a result of two capital increases (Cf appendix 2).

-	The first as a result of the definitive grant as of December 11, 2009 of 117,250 shares following the grant of free shares to employees in December 2007, for 14,299.81 euros.
-	The second, acknowledged by the Board of Directors on March 5, 2010 for 2,439.20 euros, resulting from the issue of 20,000 shares subsequent to exercise of 20,000 stock options.

A total of 98.68% of share capital is listed on Nasdaq in the form of ADS (through the Bank of New York).

XIII.    Management of the Company and his board

The duration of the term as a company Director of Messrs Elie Vannier, Frédéric Lemoine, Lodewijk J. R. de Vink, John L. Vogelstein, Francis JT Fildes and Stephen H. Willard expire at the end of the Ordinary shareholders meeting to which you are invited, so we propose to you to renew their terms for a duration of one (1) year, namely until the Ordinary shareholders meeting to be held to approve the financial statements for the financial year ending on December 31, 2010. (Third to eighth resolution)

XIV.    Determination of the directors’ attendance fees

In view of the directors’ participation, the level of their responsibilities, we propose to you that the amount of three hundred and twenty five thousand Euros (€ 325,000) be assigned to the Board of Directors as annual attendance fees, being the same amount compared with previous fiscal year and for which the distribution and breakdown thereof will be decided by the Board of Directors. (Ninth resolution)

We also propose that the directors be allowed to acquire a maximum of two hundred and fifty thousand (250 000) autonomous stock warrants (BSA). (Thirteen resolution)

XV.	Mandates and functions exercised in any company, during the past financial year, by each of the company’s authorized agents

1.	Mr Elie Vannier, Chairman of the Board of directors
Mr Vannier is also Director of Ingénico, Famar, Conbipel and Deputy Chairman of the Supervisory Board of Groupe Loret

2.	Mr Stephen H. Willard, Chief Executive Officer
Mr Willard is also Chief Executive Officer of Flamel Technologies Inc and a Director of ETRADE Financial Corporation.

3.	Mr Frédéric Lemoine, Director
Mr Frédéric Lemoine is also Chairman of the Executive Board of Wendel and Director of Groupama, Vice-Chairman and Director of Bureau Veritas, Director of Legrand and Saint Gobain

4.	Mr John L. Vogelstein, Director

Mr John L. Vogelstein is also Senior Advisor of Warburg Pincus LLC and Chairman of New Providence Asset Management.  He is also Chairman of the New York City Ballet, Chairman of Prep for Prep, Vice Chairman of the Overseers Board of The Leonard N. Stern School of Business at New York University, Chairman of Third Way, Director of the Jewish Museum.

Translated from French

5.	Mr Lodewijk J. R. de Vink, Director
Mr Lodewijk J. R. de Vink is also Director of Alcon and Roche, member of the European Advisory Council of Rothschild, Director and member of Sotheby’s International Advisory Council.

6.	Mr Francis JT Fildes, Director
Mr JT Fildes is also a Director of ProStrakan Pharmaceuticals Group PLC and of Fildes Partners Ltd, and a fellow of the “Royal Society of Medecine and the Royal Society of Chemistry”.

XVI.	Conventions mentioned in Articles L 225-38 et seq. of the Code of Commerce

Please note that the auditor has drawn up a special report, submitted to you, indicating that certain conventions mentioned in Articles L.225-38 et seq. of the Code of Commerce were concluded or renewed during the last financial year.

We ask you to approve and/or ratify, as the case may be, any convention mentioned in Articles L.225-38 et seq. of the Code of Commerce that have been concluded or renewed during the financial year, and which might appear in the auditor’s report. (Tenth resolution)

XVII.	Acquisition of significant holdings in companies having their registered offices in France and acquisitions of control

Our company holds 100% of its Flamel Technologies Inc. subsidiary.

XVIII.	Employee shareholding, directly or by way of a company investment fund or savings plan

As of December 31, 2009, employees directly held 274,005 shares in the company, representing 1.13% of the capital.

We remind you that on December 11, 2009, your Board of Directors decided:

1)
To acknowledge issuance of 122,250 shares to 103 beneficiaries as a result of the definitive grant subsequent to the grant made by the Board on December 11, 2007 on the basis of a delegation of power that you granted on October 24, 2005 and May 15, 2007. The share capital was effectively increased by 117 150 shares, since the acquisition period of 5 000 of the 122 250 shares is four years because the free shares were granted to non French tax resident employee.

2)
To grant 295,000 free shares to the company’s employees, on the basis of a delegation of power that you granted on May 15, 2007, June 3, 2008 and June 24, 2009. The conditions for allocating the said free shares provide:

a.
Regarding French resident beneficiaries: The acquisition period, meaning the period at the end of which the shares shall be definitively allocated to the beneficiary, is two years starting from the allocation date, subject to the respect of an attendance condition at the end of this two years period. At the time of their definitive allocation the shares must be held for a further two years period at the end of which they may be transferred without limitation except with respect to transaction windows.

Translated from French

b.
Regarding non French resident beneficiaries: The acquisition period, meaning the period at the end of which the shares shall be definitively allocated to the beneficiary, is four years starting from the allocation date, subject to the beneficiary still being an employee at the end of a two years period after allocation date. At the time of their definitive allocation, the shares may be transferred without limitation except the respect of transaction windows.

XIX.	Important events occurring between the end of the financial year and the date of the present report

No major event has occurred between January 1, 2010 and the date of this report which would have a material impact on the annual accounts for the 2009 fiscal year.

Nevertheless, we remind you that the Board of Directors acknowledged:
-	a share capital increase of 2,439.20 Euros on March 5, 2010 as a result of the exercise of 20,000 stock options, thus bringing share capital to 2,968,823.50 Euros (see XIII).
-
on May 4, 2010, the effective grant of 40 000 free shares granted on April 3 ; 2008 and thus a share capital increase of 4 878.40 Euros bringing the share capital to 2 973 702 Euros comprised, of 24 382 600 shares with a nominal value of 0.12196 Euros.

The Board invites you after reading the reports by the auditor, to discuss these matters and vote on the resolutions submitted to you.

On behalf of the Board of Directors

Translated from French

APPENDIX 1

TABLE OF EARNINGS FOR THE LAST FIVE FINANCIAL YEARS

FLAMEL TECHNOLOGIES - December 31, 2009

FINANCIAL RESULTS OF LAST FIVE YEARS

Montant en euros

	31/12/2005	31/12/2006	31/12/2007	31/12/2008	31/12/2009

a) Share Capital	2 891 118,91	2 925 755,11	2 933 194,62	2 951 947,15	2 968 823,50
b) Number of Ordinary Shares	23 706 590	23 990 590	24 051 590	24 205 350	24 342 600
c) Number of Preference Shares
d) Maximum number of shares to be issued by : - Bond Issue - Exercise of Stock Options and Warrants and issue of Free Shares	3 465 000	4 013 250	3 947 800	3 725 357	4 341 840
SHARE CAPITAL

a) Revenues	17 454 801,51	18 688 260,16	31 260 019,88	23 781 681,19	36 521 247,22
b) Income before taxes, depreciation and provisions	-17 533 232,12	-17 441 621,37	-13 370 141,82	-7 378 250,04	1 218 053,54
c) Income Tax (Tax Credit)	-3 371 868,76	-1 687 151,21	-1 699 714,96	-4 663 240,07	-4 742 258,00
d) Employee's Profit-Sharing
e) Income after taxes, profit sharing, depreciation and provisions	-20 705 794,41	-17 259 531,76	-17 494 103,08	-5 226 231,48	1 270 699,14
f) Profit Distribution
ANNUAL OPERATIONS AND EARNINGS

a) Income after tax and profit sharing and before depreciation and provisions	-0,60	-0,66	-0,49	-0,11	0,24
b) Income after tax, profit-sharing, depreciation and provisions	-0,87	-0,72	-0,73	-0,22	0,05
c) Dividend per share
EARNINGS PER SHARE

a) Average number of employees	254	302	331	285	299
b) Payroll Costs	10 168 449,22	11 368 518,68	13 100 279,60	11 678 122,25	12 155 475,20
c) Social tax costs	4 360 234,12	6 321 735,63	5 892 622,28	5 278 445,72	5 634 990,17
PERSONNEL COSTS

Translated from French

APPENDIX 2

REPORT CONCERNING DELEGATIONS MADE TO THE BOARD

AUTHORIZATION GRANTED BY AN EXTRAORDINARY SHAREHOLDERS MEETING TO THE BOARD		IMPLEMENTATION BY THE BOARD
Date	Nature	Date	Nature	Share capital increase	Approval by Board of Directors
May 10, 1996	Stock-options « plan 96 » 1.000.000 securities Capital increase of € 121.959
Nov 20, 2000	Stock-option « plan 2000 » 1.000.000 titres Augmentation du capital de € 121.959	April 24, 2009	Exercised options 20 000	2,439.20€	March 5, 2010
Dec 19, 2001	Stock-options « plan 2001 » 750.000 securities Capital increase of € 91.469
Feb 18, 2003	Stock-options« plan 2003 » 1.000.000 securities Capital increase of € 121.959
Nov 7, 2003	Stock-options« plan 2004 » 1.000.000 securities Capital increase of € 121.960
March 4, 2005	Issue of 40 000 warrants Capital increase of € 4.878 Stock-options “plan 2005” 1.500.000 securities Capital increase of € 182.940
Oct 24, 2005	Issue of 250.000 bons de souscription Capital increase of € 30.490 200.000 free shares Capital increase of € 24.392
June 12, 2006	Issue of 150.000 warrants Capital increase of € 18.294
May 15, 2007	500. 000 stocks-options Capital increase of € 60.980 200.000 free shares Capital increase of € 24. 392 Issue of 150.000 warrants Capital increase of € 18.294	Dec 11, 2009	Effective allocation of 122,250 free shares	14,299.81€ (117 250 shares)	Dec 11, 2009
June 3, 2008	200.000 free shares Capital increase of € 24.392 Issue of 250.000 warrants Capital increase of €30. 490
June 24, 2009	200.000 free shares Capital increase of € 24.392 Issue of 250.000 warrants Capital increase of €30. 490